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                                  FORM 8-A/A

                                Amendment No. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           __________________________

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          FLORIDA PROGRESS CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          Florida                                      59-2147112
--------------------------                         ------------------
  (State of incorporation                           (I.R.S. Employer
     or organization)                              Identification No.)


     One Progress Plaza                                   33701
   St. Petersburg, Florida
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   (Address of principal                               (Zip Code)
     executive offices)

      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.    [ X ]

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), please check the following box.   [  ]

      Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
--------------------------------------  --------------------------------------
   Preferred Stock Purchase Rights             New York Stock Exchange
                                                Pacific Stock Exchange

      Securities to be registered pursuant to Section 12(g) of the Act:  None
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Item 1.   Description of Registrant's Securities to be Registered

          On August 22, 1999, Carolina Power & Light Company ("CP&L"), Florida Progress Corporation (the "Company") and CP&L Holdings, Inc. ("Holdco") entered into and Agreement and Plan of Exchange, dated as of August 22, 1999 (the "Exchange Agreement"). The Exchange Agreement provides, among other things, that upon the effective time of the transactions contemplated by the Exchange Agreement, all of the common stock, no par value, of the Company, including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Shareholder Rights Agreement, dated as of November 21, 1991, between the Company and Manufacturers Hanover Trust Company (the "Rights Agreement"), as amended by Amendment to Rights Agreement, dated February 20, 1997, between the Company and The First National Bank of Boston (the "First Amendment"), shall be exchanged for cash and shares of the common stock, no par value, of Holdco (the "Exchange").

          In connection with the Exchange Agreement, the Company executed a Second Amendment to Shareholder Rights Agreement, dated as of August 22, 1999, between the Company and BankBoston, N.A. (the "Second Amendment"). The Second Amendment provides, among other things, that (i) neither CP&L nor Holdco will become an "Acquiring Person" (as such term is defined in the Rights Agreement) as a result of its execution of the Exchange Agreement or the consummation of the Exchange, (ii) the Rights will expire immediately prior to the effective time of the Exchange, and (iii) the Exchange will not cause the occurrence of a Triggering Event (as such term is defined in the Rights Agreement).

          The First Amendment, among other things, substituted The First National Bank of Boston for Manufacturers Hanover Trust Company as Rights Agent under the Rights Agreement. The First National Bank of Boston is now known as BankBoston, N.A., a national banking association.

          A summary of the Rights (as amended) follows.

          On November 21, 1991, the Board of Directors of the Company declared a dividend distribution to shareholders of record at the close of business on December 5, 1991 of one "Right" for each outstanding share of the Company's common stock (the "Common Stock"). The number of Rights attached to each share of Common Stock is subject to adjustment, and as a result of the 3-for-2 Common Stock split to shareholders of record on June 30, 1992, each share of Common Stock now has attached to it approximately two-thirds of one Right. When exercisable, each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of a new class of preferred stock, designated as Series A Junior Participating Preferred Stock (the "Preferred Stock"). The initial purchase price, which is subject to adjustment, is $130, cash per Unit (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

          Initially, the Rights will be attached to all certificates for Common Stock then outstanding, and no separate Rights Certificates will be distributed. Until a "Distribution Date," as defined below, (i) the Rights will not be exercisable, (ii) the Rights will be evidenced by the

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Common Stock certificates and will be transferred with and only with such certificates, (iii) new Common Stock certificates issued after December 5, 1991 will contain a notation incorporating the Rights Agreement by reference and (iv) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights will expire at the earlier of (i) the close of business on December 5, 2001, (ii) immediately prior to the effective time of the transactions contemplated by the Exchange Agreement, or
(iii) the date on which the Rights are redeemed by the Company as described below.

          The Rights will separate from the Common Stock and a Distribution Date will occur at the close of 10 business days after the first to occur of (i) the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person", which term shall not include CP&L or Holdco as a result of their execution of the Exchange Agreement or the consummation of the Exchange) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) the commencement of a tender offer or exchange offer (within the meaning of Rule 14d-2(a) of the Rules under the Securities Exchange Act of 1934, as amended), the consummation of which would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

          As soon as practicable after a Distribution Date, Rights Certificates will be mailed to record holders of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to a Distribution Date will be issued with Rights.

          If certain events designated as "Triggering Events" occur, the nature of the Rights change to provide either "Flip-In" or "Flip-Over" rights to certain holders. Flip-In rights will be available if, after a Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person in which the Company's Common Stock is not changed or exchanged, (ii) any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding Common Stock (other than pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock approved by a majority of the Board of Directors who are not associated with an Acquiring Person, the "Continuing Directors", or pursuant to the Exchange Agreement),
(iii) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (for example, as a result of a reverse stock split, recapitalization or similar event), or (iv) in the event of certain transactions between an Acquiring Person or certain affiliated or associated persons of an Acquiring Person and the Company. After any Flip-In Triggering Event occurs, each holder of a Right will thereafter have the right to receive, upon exercise of the Right and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price.

          The operation of Flip-In rights are illustrated by the following example: if the Purchase Price is $130, after the occurrence of a Flip-in Triggering Event, each valid exercisable

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Right would entitle its holder to purchase Common Stock (or other consideration, as noted above) worth twice that amount. If the then current market value of the Common Stock were $40 per share, the holder of each valid and exercisable Right would be entitled to purchase six and one-half shares of Common Stock (with a market value of $260) upon payment of $130.

          Flip-Over rights will be available if, at any time following a Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger or other business combination approved by the Continuing Directors or pursuant to the Exchange Agreement), or (ii) 50% or more of the Company's assets or earning power is sold or transferred. In any such case when Flip-Over rights are available, each holder of a valid exercisable Right shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price.

          Also, at any time after a person becomes an Acquiring Person, the Board of Directors may compel all exercisable Rights to be exchanged for shares of Common Stock. In the case of such an exchange, each exercisable Right will be exchanged for the number of shares of Common Stock equal to the result of dividing the Purchase Price by the then current market price of the Common Stock.

          Notwithstanding any of the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void and not exercisable. In addition, the Rights shall not be exercisable or exchangeable, and shall also be void so long as held by a holder (a "Non-qualified Holder") in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by or exchange with such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable. However, Rights are not exercisable following the occurrence of any of the Triggering Events until such time as the Rights are no longer redeemable by the Company as set forth below.

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in certain instances, including (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

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          If insufficient shares of the Common Stock are available for issuance upon the exercise or conversion of Rights, the Board of Directors may authorize the issuance, upon payment of the Purchase Price, of cash, property or other securities in proportions determined by the Board so that the aggregate value received is equal to twice the Purchase Price.

          At any time until the close of business 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, provided that in certain circumstances, such
                                    --------
redemption will require the concurrence of the Continuing Directors. After this 10-day period has expired, this right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. After the above 10-day period expires and prior to the occurrence of a Triggering Event, the Company may redeem the Rights provided that such redemption is incidental to a merger or other business combination involving the Company or a reorganization or restructuring of the Company which is approved by the majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

          Payment of the Purchase Price for 100 Units will be required in order to purchase a single share of Preferred Stock (100 times $130 results in the initial per share purchase price for the Preferred Stock). Each share of Preferred Stock issued upon the exercise of Rights will be entitled to a minimum preferential quarterly dividend equal to the greater of (i) $10 per share or
(ii) 100 times the aggregate dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes. Accordingly, each Unit will be entitled to one vote. Shares of Preferred Stock will generally vote together as a single class with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Shares of Preferred Stock are not redeemable.

          Because of the Purchase Price, the nature of the Preferred Stock dividend and liquidation and voting rights, the value of each Unit (one one-hundredth of a share of Preferred Stock) should approximate the value of one share of Common Stock.

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          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or persons affiliated or associated with an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided,
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however, that in certain circumstances any lengthening or shortening of the 10-
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day redemption period must be approved by a majority of the Continuing
Directors; provided further, that no amendment to adjust the time period
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governing redemption shall be made at such time as the Rights are not redeemable.

          As of the close of business on August 20, 1999, there were 98,347,249 shares of Common Stock issued and outstanding. As long as the Rights are attached to the Common Stock, the Company will issue approximately two-thirds of one Right (subject to adjustment) with each new share of Common Stock so that all such shares will have attached Rights. Initially, 555,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights. The Company has the right to issue other preferred stock ranking senior to the Preferred Stock with respect to dividend and liquidation preferences.

          The Rights Agreement and the Rights are intended to defend against certain unfair or above takeover tactics and to assure that all shareholders receive fair and equal treatment if an attempt is made to acquire the Company. The Rights Agreement is intended to operate to give the Board of Directors sufficient time, after a takeover effort begins, to establish and pursue a course of action that is in the best interests of all shareholders. If exercised, the Rights would cause substantial dilution to a person or group attempting to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights Agreement is flexible enough to not interfere with any merger or other business combination approved by the Continuing Directors. Indeed, the Rights Agreement is not intended to prevent a takeover of the Company and will not do so.

          The Rights Agreement, as amended, which specifies the terms and conditions of the Rights, and includes as Exhibit B the form of Rights Certificate, is Exhibits l, 2 and 3 to this Form 8-A and, by this reference, is incorporated herein. The preceding description of the Rights and the Rights Agreement, including the First Amendment and the Second Amendment, is qualified in its entirety by the actual terms of the Rights Agreement and such amendments. Any conflict between the language of the description and the terms of the Rights Agreement or such amendments shall be controlled by the actual terms of the Rights Agreement and such amendments.

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Item 2.   Exhibits

1. Form of Rights Agreement, dated as of November 21, 1991, between the Company and Manufacturers Hanover Trust Company, as Rights Agent, including as Exhibit A the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be issued until after the "Distribution Date" as defined in the Rights Agreement. (Incorporated by reference to Exhibit 1 to the Company's Form 8-A filed with the Securities and Exchange Commission on November 29, 1991.)

2. Amendment to Shareholder Rights Agreement, dated as of February 20, 1997, between the Company and The First National Bank of Boston. (Incorporated by reference to Exhibit 4(a) to the Company's Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission on March 27, 1997.)

3. Second Amendment to Shareholder Rights Agreement, dated as of August 22, 1999, between the Company and BankBoston, N.A. (Incorporated by reference to Exhibit 4 to the Company's Form 8-K dated August 30, 1999, as filed with the Securities and Exchange Commission on August 30, 1999.)



                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              FLORIDA PROGRESS CORPORATION

                              By:  /s/ Pamela A. Saari
                                   ------------------------
                                   Pamela A. Saari
                                   Treasurer


Date:  August 30, 1999

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                                 EXHIBIT INDEX

Exhibit                  Description of Exhibit
-------                  ----------------------

1. Form of Rights Agreement, dated as of November 21, 1991, between the Company and Manufacturers Hanover Trust Company, as Rights Agent, including as Exhibit A the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be issued until after the "Distribution Date" as defined in the Rights Agreement. (Incorporated by reference to Exhibit 1 to the Company's Form 8-A filed with the Securities and Exchange Commission on November 29, 1991.)

2. Amendment to Shareholder Rights Agreement, dated as of February 20, 1997, between the Company and The First National Bank of Boston. (Incorporated by reference to Exhibit 4(a) to the Company's Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission on March 27, 1997.)

3. Second Amendment to Shareholder Rights Agreement, dated as of August 22, 1999, between the Company and BankBoston, N.A. (Incorporated by reference to Exhibit 4 to the Company's Form 8-K dated August 30, 1999, as filed with the Securities and Exchange Commission on August 30, 1999.)

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